Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.
(Commission File No.: 001-33335)
The following communications were made available by posts on Twitter:

Tweet 1: content vs distribution - issues in Comcast - TWC deal [link to http://online.wsj.com/news/articles/SB10001424052702304704504579433143877455668] [link to http://corporate.comcast.com/images/comcast-twc-legend.pdf]

Tweet 2: RT @SenaFitz: content vs distribution - issues in Comcast - TWC deal [link to http://online.wsj.com/news/articles/SB10001424052702304704504579433143877455668] [link to http://corporate.comcast.com/images/comcast-twc-legend.pdf]

Tweet 3: RT @SenaFitz: content vs distribution - issues in Comcast - TWC deal [link to http://online.wsj.com/news/articles/SB10001424052702304704504579433143877455668] [link to http://corporate.comcast.com/images/comcast-twc-legend.pdf]

The following article published by a third party was made available via links provided in the above communications:

Article:

March 11, 2014, Holman W. Jenkins, Jr.

Now on Cable: That '90s Show

Criticism of the Time Warner-Comcast merger seems weirdly oblivious to the revolution happening in the video marketplace.

The medal for obtuseness goes to the outpouring of commentary since the Time Warner-Comcast merger. Every big deal gets its share, but good grief.

The pièce de résistance was a Paul Krugman column in the New York Times that seemed studiously ignorant of any developments in the TV business since the arrival of satellite in the mid-1990s. Ditto a piece by conservative economist Irwin Stelzer in the Weekly Standard, which boldly concluded that the merger is "anticompetitive" and "anticonsumer" based on an anecdote from 1996, when Rupert Murdoch fought to get Fox News picked up by then-CNN owner Time Warner's Manhattan cable system.

Uh huh. To be aware of news of recent vintage (and by recent we mean in the last 15 years) is to know how severely the balance of power has shifted in the opposite direction—away from cable-system operators and toward content owners like Disney, CBS and, yes, Fox. Time Warner (owner of CNN) and Time Warner Cable aren't even the same company anymore, the cable operations having been spun off so the owner of CNN and HBO could more gleefully participate in the pillage of the cable industry and its customers.

In turn, Time Warner Cable was vulnerable to Comcast's takeover offer precisely because of the beating it took in programming negotiations last summer with another content owner, CBS.

So dramatic is the swing, cable, once allergic to regulation, has been in Washington pleading for a finger on the scale in its dealings with the broadcast industry. Let's not even mention emerging competitors like Netflix, Amazon, Apple, Sony, DISH and Verizon who are fixing to blow up the traditional cable TV bundle altogether.

Oh well, if a merger can qualify as "big," a market will exist for alleged experts to shriek monopoly. Mr. Krugman brings his inimitable method: glance at a press release by some liberal group, make a few assumptions and then wing it in a way meant vaguely to validate his strangely Manichaean sense of partisan allegiances. Mr. Stelzer, for his part, appears to be merely asleep. And joining them in their corner are the usual anti-business "public interest" groups who oppose mergers because that's what they do.

Here's the truth, folks. Comcast-Time Warner may be of interest to specialists in the way a new butterfly pattern is of interest to lepidopterists, but the proposed merger would change nothing you care about in a way noticeable to you, whether it receives government approval or not.

That was true of the Comcast-NBC merger of 2009, in which the end of the world was also mooted.

It was true of Time Warner's 2000 merger with AOL, whose threat to humanity was painted in lurid colors though the threat turned out to be to Time Warner stockholders.

It was true of the cavalcade of eye-popping transactions in the late 1990s that gave birth to AT&T Broadband (don't ask) and then saw the caboodle dumped on Comcast at a colossal loss.

You would suffer from an unhealthy interest in broadband history to know that the "open access" issue was born with the earliest of these deals, prompted by AOL desperately trying to use regulation and politics to extend its dial-up dominance into the broadband era.

After passing through many hands, the open-access bloody shirt became the net neutrality bloody shirt, and was adopted by Netflix to gain political leverage over downstream broadband operators like Comcast—though Netflix has lately found it useful to acknowledge the obvious: that content has steadily gained dominance over distribution.

On the one issue that might legitimately worry voters, broadband competition (subject of a future column), the merger appears either moot or benign. As cable franchisees, Time Warner and Comcast don't compete, so a fair hope is that their combo would actually bring scale and efficiency to the continuing rollout of faster broadband and more Wi-Fi hot spots for cable subscribers.

Lo, no sooner was their merger revealed than Google announced 34 more cities that would be considered for superfast Google Fiber, including several where Comcast or Time Warner is predominant supplier today.

Google is not oblivious to the political repercussions of its moves. For whatever reason, Google apparently wants the Time Warner-Comcast merger to go forward—likely because it believes the merger would speed delivery of faster broadband, which is always and everywhere in Google's interest.

One more thing: With each passing day, it becomes clearer that the wireless industry, now with Japan's SoftBank mixing it up as owner of Sprint, will also be helping to melt the franchise barriers to broadband competition. All of this is much more important to consumers than anything coming out of Washington's merger-shakedown rituals.

Yes, there will be a political circus, deeply gratifying to people whose income and prestige derive from the circus. By all means, turn in their direction if you've eaten some bad clams that you want to get out of your system.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), Comcast and Time Warner Cable will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Comcast registration statement on Form S-4 that will include a joint proxy statement of Comcast and Time Warner Cable that also constitutes a prospectus of Comcast, and a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast will be available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 4, 2013, and its Current Reports on Form 8-K filed with the SEC on April 30, 2013, July 29, 2013 and December 6, 2013.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 5, 2013, and its Current Reports on Form 8-K filed with the SEC on July 24, 2013, August 16, 2013 and February 14, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Comcast’s and Time Warner Cable’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; Comcast’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Comcast’s ability to promptly, efficiently and effectively integrate Time Warner Cable’s operations into those of Comcast; and the diversion of management time on transaction-related issues.  Additional information concerning these and other factors can be found in Comcast’s and Time Warner Cable’s respective filings with the SEC, including Comcast’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast and Time Warner Cable assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.